Exhibit 16.1

March 18, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Full House Resorts, Inc.’s Form 8-K dated March 18, 2025, and have the following comments:

1.	We agree with the statements made in the second, third and fourth paragraphs in Item 4.01.
2.	We have no basis on which to agree or disagree with the statements made in the first and fifth paragraphs in Item 4.01.

Yours truly,

/s/ Deloitte & Touche LLP